FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the "Plan") notified the Company and the under-mentioned persons on 7 October 2011 of an increase in their notional interests in Ordinary shares and ADRs at a price of 1345 pence per share and $41.83 per share following the re-investment of dividends paid to shareholders on 6 October 2011.

Mr A P Witty	Acquisition of 384 Ordinary shares under the dividend re-investment element of the Plan (personal contribution).

Mr S M Bicknell Mrs D P Connelly Mr D S Redfern Dr M M Slaoui Ms C Thomas Mr D E Troy Dr P J T Vallance
Acquisition of 384 Ordinary shares under the matching element of the Plan (Company contribution).

Acquisition of 81 Ordinary shares under the dividend re-investment element of the Plan (personal contribution).

Acquisition of 81 Ordinary shares under the matching element of the Plan (Company contribution).

Acquisition of 47 ADRs under the dividend re-investment element of the Plan (personal contribution).

Acquisition of 47 ADRs under the matching element of the Plan (Company contribution).

Acquisition of 91 Ordinary shares under the dividend re-investment element of the Plan (personal contribution).

Acquisition of 91 Ordinary shares under the matching element of the Plan (Company contribution).

Acquisition of 236 ADRs under the dividend re-investment element of the Plan (personal contribution).

Acquisition of 236 ADRs under the matching element of the Plan (Company contribution).

Acquisition of 20 Ordinary shares under the dividend re-investment element of the Plan (personal contribution).

Acquisition of 20 Ordinary shares under the matching element of the Plan (Company contribution).

Acquisition of 118 ADRs under the dividend re-investment element of the Plan (personal contribution).

Acquisition of 118 ADRs under the matching element of the Plan (Company contribution).

Acquisition of 181 Ordinary shares under the dividend re-investment element of the Plan (personal contribution).

Acquisition of 181 Ordinary shares under the matching element of the Plan (Company contribution).

The notional dividends accrued will be paid out in proportion to the percentage of the participant's deferred annual bonus holdings that will vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

7 October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 07 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc